UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Hellenic Telecommunications Organization S.A.
__________________________________
(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share
________________________________
(Title of Class of Securities)

X3258B 102
________________________________
(CUSIP Number)

Guillaume Maisondieu

Senior Vice President

(Chief Accounting Officer)
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
_____________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2011
_______________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 10 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008, as previously amended (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
DTAG acquired 49,015,038 Second Put Shares from HR on July 11, 2011, for EUR 7.99 per Share, for an aggregate amount of EUR 391,630,153.62.  The source of the funds for such payment was existing cash balances.

Item 4.  Purpose of Transaction.

The sale of the Second Put Shares by HR to DTAG, pursuant to the exercise of the Second Put Option, as previously disclosed, was completed on July 11, 2011.

In connection with the exercise of the Second Put Option, DTAG and HR entered into a Share Purchase Agreement, dated July 7, 2011 (the “Second Put Option SPA”), a copy of which is attached as an Exhibit hereto and incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, DTAG directly owns 196,060,156 Shares of OTE, representing approximately 40% plus one share of the total outstanding Shares, based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2010.

As a result of the provisions of the Shareholders’ Agreement, DTAG might be deemed also to beneficially own, as defined in Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, the 49,015,043 Shares held by HR, directly or indirectly through its state pension fund, following completion of the sale of the Second Put Shares.  DTAG disclaims beneficial ownership of such other Shares.

(c) Except for the acquisition of ownership of the 49,015,038 Second Put Shares by DTAG, by virtue of the exercise of the Second Put Option which was completed on July 11, 2011 for EUR 7.99 per share, no transactions in Shares of OTE were effected during the past sixty days by DTAG or, to the best of its knowledge, any of the persons listed in Schedule A-1.

(d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above DTAG is party to the Second Put Option SPA.

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2011

DEUTSCHE TELEKOM AG

By:	/s/ Guillaume Maisondieu

Name:	Guillaume Maisondieu
Title:	Senior Vice President (Chief Accounting Officer)

 EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*
Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*
Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**
Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**
Exhibit 5	Share Purchase Agreement between the Hellenic Republic and Deutsche Tekeom AG, dated July 29, 2009	***
Exhibit 6	Share Purchase Agreement between the Hellenic Republic and Deutsche Tekeom AG, dated July 7, 2011

*	Previously filed as an Exhibit to the Schedule 13 D on May 23, 2008.
**	Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13D on June 20, 2008.
***	Previously filed as an Exhibit to Amendment No. 8 to the Schedule 13D on August 13, 2009.